EXHIBIT 4.5

FOURTH AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT

This FOURTH AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT (the “Fourth Amendment”), dated and effective as of March 28, 2012 (the “Effective Date”), is by and among Whitney Bank, a Louisiana state chartered bank, formerly known as Hancock Bank of Louisiana, successor by merger to Whitney National Bank, a national banking association (“Bank”), PHI Inc., formerly named Petroleum Helicopters, Inc. (hereinafter referred to as “PHI”), PHI Air Medical, L.L.C., successor to Air Evac Services, Inc., PHI Tech Services, Inc., formerly named Evangeline Airmotive, Inc., and International Helicopter Transport, Inc., (individually, collectively and interchangeably, the “Subsidiary Guarantors”).

WHEREAS, PHI, Subsidiary Guarantors and Bank entered into an Amended and Restated Loan Agreement dated as of March 31, 2008 (the “Amended and Restated Loan Agreement”) pursuant to which Bank issued a Revolving Line of Credit (as defined therein) in the amount of $50,000,000,00 to PHI, which was amended by (i) First Amendment to Amended and Restated Loan Agreement dated as of August 5, 2009 (the “First Amendment”), pursuant to which the Revolving Line of Credit was increased to $75,000,000 and the maturity thereof was extended to September 1, 2011, (ii) Second Amendment to Amended and Restated Loan Agreement dated as of September 13, 2010 (the “Second Amendment”), pursuant to which the maturity of the Revolving Line of Credit was extended to September 1, 2012, and certain covenants and terms were added, and (iii) Third Amendment to Amended and Restated Loan Agreement dated as of September 26, 2011 (the “Third Amendment”), pursuant to which the maturity of the Revolving Line of Credit was extended to September 1, 2013 (with the Amended and Restated Loan Agreement, the First Amendment, the Second Amendment and Third Amendment collectively referred to as the “Agreement”, as it may be amended from time to time);

WHEREAS, PHI, Subsidiary Guarantors and Bank desire to amend the Agreement to increase the Revolving Line of Credit to $100,000,000.00 and to add certain terms and conditions to the Agreement;

NOW THEREFORE, the parties hereby agree as follows:

1. As used herein, capitalized terms not defined herein shall have the meanings attributed to them in the Agreement.

2. Section A of the Agreement is hereby amended and restated in full as follows:

A. THE LOAN OR LOANS. Provided PHI timely performs all obligations in favor of Bank contained in this Agreement and in any other agreement, whether now existing or hereafter arising:

Bank shall make available to PHI a secured revolving line of credit (the “Revolving Line of Credit”) in the principal amount of ONE HUNDRED MILLION AND NO/100 ($100,000,000.00) DOLLARS, that may be drawn upon by PHI on any business day of Bank during the period hereof until and including September 1, 2013 on at least one day’s telephonic notice to Bank. The Revolving Line of Credit shall be evidenced by a commercial note, payable to Bank (the “Note”) and shall contain additional terms and conditions and be identified with this Agreement.

A sublimit of TWENTY MILLION AND NO/100 ($20,000,000.00) DOLLARS is hereby established for the issuance of stand-by letters of credit with a maturity not exceeding that of the Note, which may be issued by Bank or any bank participating in the Revolving Line of Credit upon application by PHI. The aggregate face amount of such letters of credit shall reduce the amount that may be borrowed under the Revolving Line of Credit.

3. Section C(6) of the Agreement is hereby amended to amend and restate (e) and to add new Sections C(6)(f) and (g) as follows:

(e)	on the last day of each month, PHI will provide (x) an accounts receivable aging report (the “Accounts Receivable Report”) for PHI and each of its subsidiaries for their prior month’s accounts receivables and Eligible Receivables (as hereinafter defined) and (y) a report valuing the Inventory and the Parts for PHI and each of its subsidiaries for the prior month (the “Inventory Report”), together with the Borrowing Base Certificate as described in Section D. The Accounts Receivable Report shall show the aging of such accounts receivables and the total amount owed on all accounts receivables and the Eligible Receivables. The Inventory Report shall show the current description of its Parts and of its Inventory and aggregate value of its Inventory and of its Parts valued at the lower of (i) the average cost of each item or (ii) its market value;

(f)	concurrently with the delivery of the financial information referred to in Section C(6)(a) above, PHI shall deliver a certificate by the President or Chief Financial Officer of PHI showing the necessary financial calculations to demonstrate compliance with the financial covenants contained in Section C(8) below, as of the end of the relevant reporting period; and,

(g)	from time to time, such other information as Bank may reasonably request.

4.	Section C(8) of the Agreement is hereby amended and restated as follows:

(8)	Financial Covenants and Ratios.

(a) Current Assets/Current Liabilities Ratio. PHI will not at any time permit the ratio of its consolidated current assets to its consolidated current liabilities to be less than 2.00 to 1.00.

(b) Funded Debt/Net Worth Ratio. PHI will not at any time permit the ratio of Funded Debt (defined as all indebtedness owed to Bank under this Agreement plus the amount of any capital or operating leases entered into by PHI and/or any of its subsidiaries and any other monetary obligation payable over time) to PHI’s consolidated net worth to be more than 1.50 to 1.00.

(c) Consolidated Net Worth. PHI shall not at any time permit its consolidated net worth to be less than FOUR HUNDRED FIFTY MILLION and NO/100 ($450,000,000.00) DOLLARS.

(d) Fixed Charge Coverage Ratio. PHI shall not at any time permit the ratio, calculated quarterly on a trailing twelve month basis over the life of the Revolving Line of Credit, of Cash Flow divided by Fixed Charges to be less than 1.10 to 1.00.

Cash Flow shall mean the consolidated net income of PHI and its subsidiaries during such period plus to the extent deducted in determining net income all provisions for any federal, state, local and/or international income taxes plus all interest, depreciation, amortization and rental or lease expenses (including any rent or other payments for capital leases and other leases) and all other non-cash items of expense of PHI and its subsidiaries during such period.

Fixed Charges shall mean during such period the sum of (i) the aggregate amount of all principal payments contractually due during such period, including any due during such period on any long term debt of PHI and its subsidiaries, (ii) all interest contractually due on any obligation of PHI and its subsidiaries, (iii) all expenses and rent owed under any lease entered into by PHI and its subsidiaries (including but not limited to capital leases), (iv) all capital expenditures incurred by PHI and its subsidiaries to maintain its assets, including all of its aircrafts (excluding all capital expenditures to acquire new aircrafts), provided however such capital expenditures shall be deemed to be not less than fifty (50%) percent of the consolidated depreciation expenses of PHI and its subsidiaries; and (v) all federal, state, local, municipal and international charges or assessments incurred against the consolidated income, revenue, or assets of PHI and its subsidiaries and shall include all income and franchise taxes.

(e) All accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with generally accepted accounting principles as in effect from time to time in the United States of America, on a consistent basis (“GAAP”). If at any time any change in GAAP would affect the computation of any financial ratio, requirement or provision set forth in the Agreement or any related loan document, and either PHI or Bank shall so request, Bank and PHI shall negotiate in good faith to amend such ratio, requirement or provision to preserve the original intent thereof in light of such change in GAAP; provided that, until such request has been withdrawn or such ratio, requirement or provision so amended, (i) such ratio, requirement or provision shall continue to be computed in accordance with GAAP prior to such change therein and (ii) PHI shall provide to Bank financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio, requirement or provision made before and after giving effect to such change in GAAP.

5. Section C(12) of the Agreement is hereby amended and restated in full as follows:

(12) Other Liabilities. Other than with respect to its subsidiaries, PHI shall not lend to or guarantee, endorse or otherwise become contingently liable in connection with the obligations, stock or dividends of any person, firm or corporation.

6. Section D of the Agreement is hereby amended and restated in full as follows:

D. COLLATERAL. As security for the payment and performance of the Revolving Line of Credit and all other obligations of PHI owed to Bank, whether now existing or hereafter arising, PHI will provide to Bank through validly recorded security documents, including but not limited to financing statements, a first priority perfected lien and security interest in favor of Bank in all of PHI’s and its subsidiaries’, including the Subsidiary Guarantors’, Inventory (as such term is defined in Article 9 of the Uniform Commercial Code (La. R.S. 10: 9-101 et seq.), as enacted in the State of Louisiana from time to time (“Louisiana Commercial Laws”)), including Parts (as herein defined), and all Accounts (as defined in Louisiana Commercial Laws) including Eligible Receivables (as herein defined); provided that the provisions of this Section D will not apply to any Inventory, including Parts of PHI and its subsidiaries, including the Subsidiary Guarantors, located in any jurisdiction outside of the United States of America. The Inventory, including Parts, and all Accounts calculations shall be supported by a Borrowing Base Certificate (as herein defined) delivered monthly to Bank in form satisfactory to Bank.

“Borrowing Base Certificate” means a report to Bank certified by the President or Chief Financial Officer of PHI certifying the level of borrowing authorized under this Agreement which is and shall be an amount (not exceeding the sum of $100,000,000.00) equal to the sum of (a) eighty (80%) percent of the amount outstanding on Eligible Receivables on which Bank shall have a valid perfected first priority security interest, plus (b) fifty (50%) percent of the value of the Parts of PHI and its subsidiaries located in the United States of America, on which Bank shall have a valid perfected first priority security interest.

“Eligible Receivables” shall mean accounts owned by PHI and its subsidiaries as accounts receivable eligible to be used as a basis for an advance to PHI under the Revolving Line of Credit. The following shall not be an Eligible Receivables: (i) any account receivable which has remained unpaid for more than 90 days from the date of invoice or an account which is subject to an offset or is disputed by an account debtor, (ii) any account receivable owed by an account debtor which does not maintain its chief executive office in the United States or which is not organized under the laws of any state in the United States, unless secured by an acceptable letter of credit subject to a first priority perfected security interest in favor of Bank; provided however if such account debtor is publicly traded on a national exchange in the United States, the accounts receivable of such account debtor will not be excluded, and (iii) any accounts receivable which is owed by any parent, subsidiary, affiliate, related company or shareholder of PHI.

“Parts” shall mean, until installed in any aviation unit or aircraft, all aircraft engines, propellers, rotors, appliances, tires, airframes, spare parts, radios, and other communication equipment together with all other aircraft appliances, instruments, electronics, mechanisms, appurtenances, accessories, equipment and parts or component parts thereof, of such person wherever maintained, now or hereafter existing, whether acquired by purchase or otherwise and whether held by such person for use in its business or held by such person for sale or lease or to be furnished by such person under contracts of service, and all proceeds thereof and accessories thereto. Parts shall be valued at the lower of (i) the average cost of each item or (ii) its market value. All Parts shall be maintained and records kept as are customary for any replacement or maintenance parts or accessories of any aircraft, aviation unit and/or helicopter.

7. Section G of the Agreement is hereby amended and restated in full as follows:

G. RATE OF INTEREST AND APPLICABLE FEES. All borrowings made under the Revolving Line of Credit shall accrue interest at either (i) Wall Street Journal Prime plus one (1%) percent or (ii) LIBOR plus three (3%) percent. All borrowings under the Revolving Line of Credit may be advanced or repaid at any time upon one day’s notice. PHI shall have the right to determine and change the interest rate on the Revolving Line of Credit by giving Bank at least one day prior notice and PHI shall have the right to change such interest rate only once each month. All advances under the Revolving Line of Credit shall bear interest at the same interest rate and only one interest rate tranche shall be permitted.

“Wall Street Journal Prime” shall mean that rate of interest as recorded by the Wall Street Journal as the prime rate for the United States and designated as such in the “Money Rates” Section of the Wall Street Journal with the rate of interest to change when and as said prime lending rate changes.

“LIBOR” shall mean the London InterBank Offered Rate (“LIBOR”) as set and published by the British Banker’s Association (“BBA”) and in effect on the first day of each calendar month, as obtained by Bank from an intermediary source such as Bloomberg, L.P., who may not necessarily be the rate reporting intermediary Bank selects, which rate is based by the BBA on an average of interbank offered rates for U.S. Dollar deposits in the London market based on quotes from designated banks in the London market for a period equal to one (1) month (rounded upwards, if necessary, to the nearest 1/100 of 1%). The initial rate shall be based on LIBOR for one (1) month as published by the BBA on March 1, 2012 and shall be adjusted thereafter on the first day of each calendar month, beginning April 1, 2012. In the event that the one month LIBOR is no longer available from the BBA, Bank shall select a comparable rate and shall provide notice thereof to PHI.

All interest accruing under the Revolving Line of Credit shall be payable monthly in arrears on the first day of each month.

PHI shall pay to Bank an unused fee equal to the daily principal amount undrawn under the Revolving Line of Credit for each calendar quarter multiplied by a rate equal to  1/4 of 1.00% (25 basis points) payable quarterly on the first day of each calendar quarter.

PHI shall pay to Bank a quarterly fee equal to one-half of 1% (50 basis points) multiplied by the face amount of any letters of credit issued pursuant to this Agreement payable on the first day of each calendar quarter.

PHI shall pay to Bank a Commitment Fee equal to $62,500 (which is  1/4 of 1% multiplied by the increase in the Revolving Line of Credit of $25,000,000.00).

8. Section J of the Agreement is hereby amended to add the word “and” after Section J (5) and to add a new Section J (6) as follows:

(6)	should any default occur and be continuing under the terms and conditions of the 2010 Indenture Notes and Documents, after the expiration of any applicable notice and cure provisions as may be contained therein.

9. In connection with the foregoing and only in connection with the foregoing, the Agreement is hereby amended, but in all other respects all of the terms and conditions of the Agreement and all collateral documents, security agreements and guaranties (the “Collateral Documents”) remain unaffected. PHI agrees that this Fourth Amendment amends, modifies and confirms the Agreement but is not a novation of any of its terms.

10. PHI and the Subsidiary Guarantors acknowledge and agree that this Fourth Amendment shall not constitute a waiver of any default(s) under the Agreement, the Collateral Documents or any documents executed in connection therewith, all of Bank’s rights and remedies being preserved and maintained. As of the Effective Date, PHI and the Subsidiary Guarantors hereby represent and warrant to Bank that (i) no default has occurred under the Agreement and there has not occurred any condition, event or act which constitutes, or with notice or lapse of time (or both) would constitute, a default under the Agreement, (ii) all representations and warranties contained in the Agreement remain true and correct and (iii) all covenants contained in the Agreement have been timely and completely performed, except as same may have been waived in writing by Bank. PHI and the Subsidiary Guarantors further acknowledge that the Collateral Documents, including but not limited to the Subsidiary Guaranties, remain in full force and effect and continue to secure the payment and performance of all obligations of PHI to Bank, including but not limited to the Revolving Line of Credit, whether presenting existing or in the future, in accordance with their terms.

11. This Fourth Amendment may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, this Fourth Amendment is executed as of the Effective Date.

PHI, INC.		WHITNEY BANK

By:	/s/ Michael J. McCann	By:	/s/ H. Elder Gwin
	Michael J. McCann		H. Elder Gwin
	Title: Chief Financial Officer		Title: Vice President

SUBSIDIARY GUARANTORS:

PHI Air Medical, L.L.C.

By:	/s/ Michael J. McCann
Michael J. McCann
Title: Manager

INTERNATIONAL HELICOPTER TRANSPORT, INC.

By:	/s/ Michael J. McCann
Michael J. McCann
Title: Vice-President

PHI TECH SERVICES, INC.

By:	/s/ Michael J. McCann
Michael J. McCann
Title: Vice-President